fast forward...



LML Payment Systems Inc. annual report **2002**

Actions Speak Volumes: An estimated 18 billion checks are written at the retail poi of-sale in the United States each year. Checks are second only to cash as the preferr payment mechanism for consumers, with check transactions significantly exceedi

. . . to point-of-sal

a tale of two retailer



The Retailers' Dilemma: What consumers have said in no uncertain terms by their actions is that they prefer to pay by check. And when consumers speak, prudent retailers listen. With significant consumer demand on one hand, and high handling and processing costs, lengthy clearing times, significant returned check fees, and lost revenues from returned items on the other, checks have historically presented a quandary for retailers. Faced with the need to fulfill customer payment preferences or potentially lose the sale, and with the requirement to improve their own competitive positioning, retailers are now seeking a better way to handle consumer checks. A way that is faster, more efficient, and more profitable.

ncreased by 55% despite the proliferation of other payment forms.


S.M. Jones
Apt. No. 555 - 111 W. Avenue
Mid Wisconsin, MD
USA 0000095
Pay to
THE ORDER OF
Commercial Drive

At LML, we have been listening to retailers. And we have taken action on what we've heard, creating a complete end-to-end system covering the entire check lifecycle. Our vertically integrated services cover every aspect of check processing from authorization to electronic check conversion to traditional and electronic returned check recovery. Our patented check-processing technology transforms the way checks are processed from the moment the consumer opens his or her check-book until the time the funds are in the retailer's bank account, and we are able to offer our clients a seamless transition from their legacy processes to partially or fully electronic ones at a pace that suits their needs. As a result, an increasing number of retailers are coming to share our view that the advantages of electronic checking are systemic, fundamental, and significant.

The following pages illustrate the benefits of electronic checking by comparing how a mid-sized retailer's checks are typically handled at each stage of the payment lifecycle in both the traditional check processing industry and using our patented electronic checking methodology. We hope it will assist you in understanding why we believe our approach is the way forward. Fast Forward.

the payment lifecycle stag

The Old Way: Frequent Risk Exposure and Multiple Handling Requirements



At The Register – For a mid-sized retailer, check processing typically involves a number of manual steps. Beginning at the register, the customer fills out the check by hand. The sale is then rung through the cash register, and the check is physically set aside from other payment types in a designated section of the till. Many retailers have limited check authorization capabilities and therefore do not have an adequate systematic method of assessing the risk of accepting a check and handling any potential returns.

End of Shift – Either at the end of the cashier's shift or the end of the business day the cashier or manager collects the checks from the till and manually tabulates the check amounts as part of the cash-out procedure. The physical checks are bagged for bank deposit, usually that night.


DETAIL REPORT

End of Day – After processing by the cashier and back-office personnel, bank deposits, including cash receipts and checks are collected – typically by armoured vehicle – and deposited at the retailer's bank.

By this time, the check has been physically handled by at least 4 separate individuals, increasing error rates.





check processing

The new way: Electronic Checking Enables Pro-active Risk Management And 1-Stop Point-of-Sale Processing



S.M. Jones
Apt. No. 555 - 111 W. Avenue
Mid Wisconsin. MD
USA 0000095
Pay to
THE ORDER OF



The consumer presents a check that the cashier "swipes" through a point-of-sale reader or imager, and all bank account information as well as the sale amount are captured electronically. This information is then securely transmitted to our Data Processing Center.

This information is checked against both positive and negative checkwriter databases, and the transaction is either approved or declined, depending on the data returned and the retailer's pre-selected risk tolerance, which



ranges from accepting all checks (highest risk) all the way to having us guarantee payment for all items approved (lowest risk). If approved, the point-of-sale terminal issues a credit-card style receipt, which the consumer signs to authorize the transaction. The voided check and the consumer copy of the transaction receipt are then returned to the consumer. The entire processing operation is electronically completed at the time of sale.

The Electronic Checking Advantage: Greater Efficiency



- High-Risk transactions are identified prior to sale
- Time-consuming "cash-out" procedures for cashiers and back-office personnel are eliminated
- Electronic transactions are fully automated and reduce manual processing errors

Our technical ability to provide electronic check authorization to fully integrated cash register store systems has allowed a national convenience store client to recently roll out our robust electronic check authorization service to 5,000 integrated store terminals at over 2,400 store locations significantly reducing check loss expenses.

Robert E. Peyton, Executive Vice President Information Technology

the payment lifecycle stage

The Old Way: Physical Handling Costs Loom Large

At The Retailer's Bank

The retailer's bank retrieves the day's deposits and separates those consumer checks drawn on the retailer's own bank from those drawn on third-party banks (the majority). Checks drawn on third-party banks must be cleared and settled between the banks and are therefore prepared for physical transport to a clearing house or Federal Reserve Bank via truck and/or plane. Because they are indirect, the costs of transporting physical checks from place to place are frequently underestimated. However, they are reflected in the check-processing fees charged by banks to the retailer, and are ultimately manifested in higher product prices for the consumer.





At The Clearing House

At the clearing house, literally millions of physical checks arrive each day. There, the bags of checks are sorted by hand, individually scanned, and electronically processed for clearing through the consumer's bank.

The consumer's bank receives the check information from the clearing house, and confirms the availability or non-availability of funds in the consumer's checking account.

If funds are available, the consumer's bank withdraws the requisite funds from the consumer's account and settles the transaction with the clearing house, which in turn transfers funds back to the retailer's bank for deposit into the retailer's account.

If there are non-sufficient funds ("N.S.F.") in the consumer's account or if the transaction cannot be completed for some other reason, the consumer's bank advises the clearing house, which notifies the retailer's bank that the item has been returned. The retailer's bank then notifies the retailer accordingly.


NSF



The new way: Electronic Checking Creates One-touch Electronic Transport and Improved Treasury Management


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Date Time Amount$
Post POS-Date POS-Time Auth/MO#
(R) 6/25/02 12:17:28 6.42 A50
" 14:16:23 14944 AAC
(R) 6/25/02 12:56:58 100.99 150
" 14:56:21 73332
(R) 6/26/02 10:43:54 59.99
" 12:43:06 BAD-CH I06-H
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JOHN Q. CUSTOMER
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1234 MAIN STREET
HOMETOWN, WA 98000
4382
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SAMPLE - VOID
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As each approved transaction closes at the cash register, it is simultaneously registered with our Data Processing Center.

Our Data Processing Center reviews all transactions and formats them for electronic settlement, and then forwards them to the Automated Clearing House ("ACH") Network, an electronic network through which financial institutions clear their inter-bank debits and credits. We are also capable of routing transactions through alternate electronic networks if requested.

If funds are available in the consumer's account, we use the selected network to settle the transaction and funds are deposited into the retailer's account. Here electronic checking provides significant treasury management opportunities to the retailer: *our system allows retailers to automatically deposit the funds from all checking transactions across their entire chain into one national account or any combination of national, regional or local accounts the retailer prefers. For multi-location retailers this represents a dramatic reduction in both the time and effort traditionally required to deposit and consolidate funds.*



If funds are not available in the consumer's account or the check is returned for some other reason, the retailer has real-time access to the status of every check through our detailed transaction monitoring system, and therefore knows immediately at the time of *settlement the* status of any returned item, which in turn allows retailers to resolve these returned items sooner.


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The Electronic Checking Advantage:
Cost Savings

- Physical transport costs are eliminated
- Treasury Management is dramatically improved
- Returned items are identified and resolved sooner

> For larger retailers with treasury departments, efficiently managing funds is paramount. The financial impact of being able to automatically deposit and consolidate funds received from all check transactions across the entire chain into a single bank account each day is immense.

Richard Schulz, CONTROLLER

the payment lifecycle stag

The Old Way: Labour-Intensive Collections & Additional Requirements For The Consumer

At The Bank – Upon notification that an item has been returned, the retailer will then have the bank forward the item to a check recovery company for further handling, or may attempt to effect recovery by themselves.

At The Check Recovery Company – After receiving the returned check, the check recovery company must enter the item into its own databases and records systems. Once the returned item has been catalogued, the company begins its collection efforts, typically with a standardized letter to the check-writer requesting payment.





On The Consumer's Schedule – If the retailer or check recovery company's initial efforts to contact the consumer are unsuccessful, a progressive series of correspondence and telephone contacts are attempted until payment is remitted or the item is written off. Assuming contact with the consumer is successful, the consumer is then required to take additional steps in order to arrange payment for the returned item through the provision of an additional check or by means of some other payment mechanism. Upon receiving replacement funds from the consumer, the check recovery company then credits the retailer accordingly.





3 returned check management

The new way: Electronic Checking Creates a New Collection Tool – Electronic Recovery







Our electronic check recovery service creates an entirely new tool for use in returned check management. Electronic Recovery can be used on both traditional paper checks and electronic checks, allowing all returned items to be electronically re-presented for payment. Our Electronic Recovery service processes returned items in the same manner and through the same facilities as our electronic point-of-sale checking service.

Returned items are automatically forwarded directly to our Data Processing Center and are electronically re-presented for payment, resulting in much higher recovery rates.

Using the facilities of the ACH, the consumer's account can be debited and the retailer's account correspondingly credited. Unlike traditional returned check management, no additional steps are required on the part of the consumer. In the event that funds are not available in the consumer's account at the time of re-presentment, all traditional collection mechanisms remain open to the retailer and we provide the entire range of these alternate collection activities as part of our vertically integrated service offering.



Electronic Checking Advantage: Faster, Enhanced Recovery

- Higher average yields
- Faster average collection times
- No additional consumer contacts required
- Traditional collection mechanisms remain available

> Using electronic recovery, clients of ours have seen actual recovery rates for returned check items increase by over 50% commencing the moment they made the switch.

Karen Ferguson, Client Relations Specialist

LML's suite of services

LML Puts The Retailer In Control

Our comprehensive package of payment processing solutions enables retailers to better manage every component of their payment network. Our solutions are completely modular. Retailers can use our services on all payment types and transaction processes across their entire chain, or alternatively, can proceed in staged deployments in the specific geographic areas and on the payment types, transaction processes, and timelines they choose. Our core services are comprised of the following key elements:

Check Authorization

Our check authorization service effectively reduces retailers' exposure to returned items by giving the retailer access to crucial consumer information prior to completing the sale. Our check authorization solution also allows retailers a range of options in how much exposure they wish to accept on behalf of their customers, and total flexibility to adjust risk levels at any time for the entire chain, by region, by store, or even on a register-to-register basis within a store.

At the time of sale, our check authorization service analyzes the proposed transaction against proprietary databases of check-writing histories, various third-party databases, and sophisticated risk management algorithms. If the check-writer has current delinquent check-related debts or if other proprietary fraud features are triggered, the retailer is notified by way of a coded response from our Data Processing Center. The retailer can then decide whether to accept or decline the check or can choose to have such transactions automatically authorized or declined on the basis of the retailer's pre-selected risk tolerance instructions. Our check authorization services are designed to be completely flexible so they may be adapted for a retailer's particular needs, and rapidly adjusted by the retailer themselves as external circumstances or business logic require.

Electronic Check Conversion (ECC)

The most effective way for retailers to reduce the significant handling and processing costs associated with the traditional paper check is to eliminate the paper item at the earliest possible point in the payment cycle. By converting the checking transaction to an electronic one right at the point-of-sale, electronic check conversion, also known as "ECC", negates the need for the circuitous journey of the physical check through night deposit bags, armoured vehicles and transport planes. Combined with our robust check authorization service, the result is significantly lower transaction costs.

Through our ECC service, the consumer's check is converted to an electronic transaction at the point-of-sale and the retailer's terminal automatically prints a sales receipt, which closely resembles a credit card receipt, to be signed by the consumer authorizing an electronic debit from the consumer's bank account. The voided paper check can then be returned to the consumer or destroyed as the transaction has been completely electronified. Each day from our Data Processing Center we originate Automated Clearing House transaction files that include electronic debits against consumer accounts and corresponding credits to retailer accounts. Using ECC technology, the divide between checks and other electronic tender-types (e.g. credit card, debit card) is fully bridged, and the cost of accepting the consumer's preferred payment mechanism is dramatically reduced.

Returned Check Management

Returned items are a key differentiator between checks and other payment tender types, resulting in the need for careful monitoring and recovery procedures. Our returned check management systems, overseen by industry veterans, employ both systematic "traditional" collection techniques as well as proprietary, cost-effective technologies that allow returned checks to be re-presented electronically.

Through our primary and secondary check collection and call centers in Dallas, Texas and Wichita, Kansas, we employ state of the art proprietary and third party collection system software and technology, including sophisticated database management, predictive dialing, skip-tracing, and both automated and customized collection letter programs to provide retailers with a comprehensive solution to combat the high cost associated with returned check transactions.

We also offer retailers an electronic re-presentment of returned paper checks, or RCK, service. Under this service offering, returned paper checks are directed by the retailer's bank to us, at which time we electronically re-present the check for payment through the facilities of the Automated Clearing House Network. The result: Faster recovery times. Higher recovery rates. And lower retailer costs for recovery activities.

Debit/Credit Switching

Our services are designed with the needs of retailers foremost in mind. Our system was built "by retailers, for retailers", and this retailer focus together with the construction of our Data Processing Center, our proprietary Retail Electronic Payment System ("REPS") software, and our IBM mainframe hardware have collectively allowed us to become a one-stop resource for retailers' payment processing needs. While we are recognized for our advanced electronic checking systems, our system in fact handles all electronic payment types, including credit card, debit card and Electronic Benefits Transfer (EBT) transactions, all using the retailer's preferred settlement channels.

From our Data Processing Center, we offer retailers host-based gateway and transaction switching services for debit, credit and EBT transactions between store registers and third party authorization networks. We employ proven IBM Mainframe hardware equipment for all of our electronic payment processing, and our Data Processing Center is operated by seasoned technical and support personnel on a 24 hour / 7 days a week / 365 days a year basis. Our REPS software involves a full-function, on-line, interactive, centralized, electronic fund transfer data collection system that provides for high transaction volumes, rapid response time, high system reliability, low cost per transaction, quick response to retail customer inquiries and detailed sales analysis of electronic fund transfer transactions.

Our switching services sort the transaction information and route each transaction to the appropriate authorization network or processor based upon transaction type, i.e. credit card, debit card, or EBT, for authorization and settlement.

Our switching services are also designed to enable retailers to implement new authorization network connections without disruption to point-of-sale transaction services, thereby providing retailers more control over their electronic payment transaction costs.

Monitoring

In addition to our wide range of payment processing services, our retailer-centered REPS system has additional capabilities that give the retailer a singular competitive advantage: comprehensive 24 hour per day live monitoring tools that are unique in the industry.

Retailers using our services can access detailed transaction information for every single credit card, debit card, EBT and check transaction occurring across their entire chain – in real time. Our monitoring system gives retailers unprecedented control by enabling management to access our Data Processing Center at any time and obtain data for every non-cash tender type by chain, by region, by store, even by register, as it is happening. Retailers acquire the specific information that meets their immediate needs rather than standardized reports containing volumes of irrelevant data. Access protocols allow retailers to delineate different access levels across different levels of management, starting at the store level and proceeding all the way to the executive head office. With detailed sales information at their fingertips literally as it happens, management and sales personnel can have a better understanding of what is happening in their stores and can make better decisions about what, when, where, why and how they sell to their customer base.


Electronic Checking

While we are recognized for our advanced electronic checking systems, our REPS system in fact handles all electronic payment types, including credit card, debit card and Electronic Benefits Transfer (EBT) transactions, all using the retailer's preferred settlement channels.


Debit/Credit Switching
Third party processor and authorization networks



LML's letter to shareholders

Electronic Checking is Good Business



That, in a very succinct way, is the story of electronic checking. Electronic checking, compared to traditional methods represents a faster, more efficient and more cost-effective way to move funds from the point-of-sale into the retailer's bank account. Retailers benefit from this improved method of satisfying the significant consumer demand for payment-by-check, and gain greater control over their treasury management. Consumers are rewarded with the continued availability of this preferred payment medium, and are the ultimate beneficiaries of the lower costs involved. Financial institutions make advantageous gains in reducing paper-handling costs. And our extended LML family, including shareholders, customers, employees and business partners, benefit from being at the forefront of an industry whose significant growth now appears inevitable.

In the preceding pages we have detailed exactly why electronic checking – and specifically our own suite of services – make sense for retailers, and by extension, for all of the other stakeholders previously noted. Our comprehensive, vertically integrated services have already proven themselves as an extremely reliable mechanism for large and mid-sized retailers to successfully process millions of transactions more conveniently and more profitably than before, a fact borne out by national retailers who have expanded their business relationship with us over the past year by rolling out our services to additional stores and adopting more of our service offerings into their business processes. With proven technology, experienced personnel, an established customer base, and a commitment to succeed, we feel we are strategically positioned to deliver significant value for our shareholders as the electronic checking industry continues to advance.

In addition to our comprehensive service offerings, we are also uniquely situated to add additional revenue streams and capitalize on the continued growth of electronic checking services using our intellectual property estate, which we further strengthened this year by adding two more United States Patents. We now possess a total of four U.S. Patents that describe various elements of the electronic checking process. We plan to vigorously protect and enforce our rights regarding the intellectual property that lies as a cornerstone of our business, and look to realize further economic benefit for our shareholders through strategic licensing agreements. This strategy has in fact already commenced, as evidenced by the recent signing of our first license agreement.

For the year ahead, we expect continued expansion for our industry as high-profile national retailers implement electronic checking technology, better acquainting both consumers and other retailers with the processes. Retailer adoption of the technology is accelerating, with significant national retailers now entering the market space and early adopters penetrating deeper into their organizations and utilizing a wider range of electronic checking services. As our own reputation for robust, reliable service continues to grow, we are prepared to address this accelerating demand with a proven suite of services that is retailer-focused, vertically integrated, and extremely agile. Fiscal Year 2003 promises to be another important stage in the development of both our industry and our company, and as we prepare to embrace both the challenges and opportunities that lie ahead I wish to take this opportunity on behalf of everyone at LML to once again thank you for your ongoing encouragement and support.

Sincerely,

Patrick H. Gaines
President and CEO.

the year 2001-2002 in review...

brief highlights

April 2001

Seven subsidiaries consolidated and operating efficiencies realized

In April 2001 we consolidated seven subsidiary companies into a single operating subsidiary named LML Payment Systems Corp. The consolidation has allowed us to take an integrated marketing approach and to achieve significant efficiencies by eliminating redundant systems and services. These efficiencies were particularly notable as the year progressed and the consolidation effects were translated toward the bottom line, resulting in strong improvement in EBITDA during the last half of the year, and the attainment of EBITDA positive status in the fourth quarter. It also created a unified platform for our comprehensive service offering, leading to additional business wins from existing customers.

January 2002

JCPenney increases deployment of our services to over 1000 stores

In January of 2002 we announced that national retailer JCPenney had adopted our electronic check re-presentment and recovery services in an additional 267 stores, bringing total JCPenney participation in the program to over 1,000 stores nationwide. This validation of electronic check processes by an existing customer who based their decision on proven performance in the marketplace is a powerful endorsement of the value proposition electronic checking presents for retailers.

February 2002

7-Eleven rolls out our services to 5000 terminals, 2400 stores

Following a successful 3 month pilot program conducted in Texas, California and Florida, national convenience store chain 7-Eleven Inc. announced in February 2002 the implementation of our electronic Check Authorization services in approximately 5,000 NCR integrated cash registers across 2400 stores nationwide.

This development grew out of 7-Eleven's very positive previous exposure to electronic checking processes through our electronic re-presentment service, and confirms one of our growth strategies of increasing sales within our established customer base.

March 2002

Third and Fourth Electronic Checking Patents Added To Intellectual Property Estate

In September 2001, through our subsidiary, LML Patent Corp., we continued our longstanding practice of building and strengthening our intellectual property estate with the announcement of our third U.S. patent for electronic checking processes, United States Patent No. 6,283,366. This patent pertains to corporate checks and electronic fund transfers, and relates to our previous patent holdings.

Subsequently, in March 2002, we received our fourth U.S. patent regarding electronic check transactions, United States Patent No. 6,354,491. Taken together, our patents comprise an important component of our overall business strategy.

April 2002

First License Granted for ECC Transactions

In April we granted the first license of our intellectual property estate, confirming the potential of this asset to act as a source of additional revenue streams as electronic checking continues to gain traction as a key component of the overall payment processing industry.

operations management



Kat E. Frey,
Executive Vice President,
Operations



Shawn Guest,
Vice President,
Operations



Bob Peyton,
Executive Vice President
Information Technology

officers and directors



Patrick H. Gaines,
CEO, President and Director



L. William Seidman,
Director



Jacqueline Pace,
Director



Robin B. Martin,
Director



Greg A. MacRae,
Director



Richard Schulz,
Controller



Carolyn L. Mosher,
Corporate Secretary

corporate information

FORM 10-K
A copy of our annual report on Form 10-K for the year ended March 31, 2002, which has been filed with the Securities and Exchange Commission, including the financial statements, but without exhibits, will be provided without charge to any shareholder or beneficial owner of our common shares upon written request to Carolyn Mosher, Secretary of the corporation, at:

Suite 1680
1140 West Pender Street,
Vancouver, British Columbia
V6E 4G1

LML Payment Systems Corp.
1330 River Bend Drive,
Suite 600, Dallas,
Texas 75247

Tel. **214. 678 2000**
Fax. **214. 678 2001**

1024 N. West Street
Wichita, Kansas 67203

Tel. **316. 943-2000**
Tel. **316. 943-1280**

4141 N. Granite Reef Road,
Suite 241, Scottsdale,
Arizona 85251

Tel. **480. 425 4700**
Fax. **480. 425 4750**

LML Payment Systems Inc.
1140 West Pender Street,
Suite 1680, Vancouver,
BC, Canada, V6E 4G1

Tel. **604. 689 4440**
Fax. **604. 689 4413**

Stock Transfer Agent
Computershare Trust
Company of Canada
Calgary, Alberta

United States Legal Counsel
Munsch Hardt Kopf & Harr, P.C.
Dallas, Texas

Roberts Abokair & Mardula, LLC
Reston, Virginia

Canadian Legal Counsel
Clark Wilson
Vancouver, British Columbia
McCarthy Tetrault
Vancouver, British Columbia

Auditors
Ernst & Young LLP
Vancouver, British Columbia

Common Stock Listing
Nasdaq: LMLP

Common Stock Issued
19,451,061 (as at June 30, 2002)

LML Payment Systems Inc. Selected Financial Data

The following table presents summary historical financial and other data. The selected historical financial data presented below as of and for each of the years in the five year period ended March 31, 2002, is derived from audited Consolidated Financial Statements. Readers should read the financial data below together with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A") and with our Consolidated Financial Statements, including the notes thereto, included elsewhere in this document.

Table of Selected Financial Data[1]

Years ended March 31
(Amounts in thousands, except per share data)

	2002	2001	2000	1999	1998
Statement of operations data:					
Operating revenue	$9,268	$10,071	$3,045	$234	$179
Net loss	(5,238)	(5,214)	(2,347)	(2,315)	(388)
Per share – basic	(.27)	(.34)	(.19)	(.22)	(.06)
Per share – diluted	(.27)	(.34)	(.19)	(.22)	(.06)
Weighted average number of common shares outstanding – basic	19,249	16,769	12,089	10,460	6,541
Weighted average number of common shares outstanding – diluted	19,249	16,769	12,089	10,460	6,541
Balance Sheet Data:					
Current assets	$5,760	$9,659	$12,358	$150	$107
Total assets[2]	20,919	27,311	23,738	3,562	4,036
Current liabilities	1,952	2,976	2,522	1,101	1,071
Long-term debt, less current portion	89	274	70	879	896

Table of Selected Financial Data[1]

Years ended March 31
(As Adjusted for U.S. GAAP Reconciliation)
(Amounts in thousands, except per share data)

	2002	2001	2000	1999	1998
Statement of operations data:					
Operating revenue	$9,268	$10,071	$3,045	$234	$179
Net loss	(5,238)	(5,214)	(2,229)	(2,433)	(388)
Per share – basic	(.27)	(.34)	(.18)	(.23)	(.06)
Per share – diluted	(.27)	(.34)	(.18)	(.23)	(.06)
Weighted average number of common shares outstanding – basic	19,249	16,769	12,089	10,460	6,541
Weighted average number of common shares outstanding – diluted	19,249	16,769	12,089	10,460	6,541
Balance Sheet Data:					
Current assets	$5,760	$9,659	$12,358	$150	$107
Total assets[2]	20,919	27,311	23,738	3,444	4,036
Current liabilities	1,952	2,976	2,522	1,101	1,071
Long-term debt, less current portion	89	274	70	879	896

1 The financial information set forth in this table for the fiscal years ended March 31, 1998, 1999, 2000, 2001 and 2002 includes our accounts on a consolidated basis. The total assets reported for the 1998 fiscal year include $1,827,903 attributable to our acquisition effective March 11, 1998 of substantially all of the assets of ChequeMARK Technologies Corp. and all right, title and interest to U.S. Patent No. 5,484,988 and any continuations, divisions, reissues or additional patent application rights thereto. The financial data for the fiscal year ended March 31, 2000 includes the acquisition of CFDC Holdings Corp. and National Recovery Systems, Ltd. of America d/b/a Check Center. The financial data for the fiscal year ended March 31, 2001 includes the acquisition of Phoenix EPS Inc. and Check Technologies Inc.

2 The Total Assets for the fiscal year ended March 31, 1998 and 1999 have been retroactively restated to reflect the adoption of a new accounting policy of expensing development costs. See the Notes to our Consolidated Financial Statements included herein.

LML Payment Systems Inc. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and Notes elsewhere herein. This information is not necessarily indicative of future operating results.

Forward Looking Information

All statements other than statements of historical fact contained herein are forward-looking statements. Forward-looking statements generally are accompanied by words such as "anticipate," "believe," "project," "potential" or "expect" or similar statements. The forward-looking statements were prepared on the basis of certain assumptions which relate, among other things, to the demand for and cost of marketing our services, the volume and total value of transactions processed by merchants utilizing our services, the technological adaptation of electronic check conversion end-users, the renewal of material contracts in our business, our ability to anticipate and respond to technological changes, particularly with respect to financial payments and e-commerce, in a highly competitive industry characterized by rapid technological change and rapid rates of product obsolescence, our ability to develop and market new product enhancements and new products and services that respond to technological change or evolving industry standards, no unanticipated developments relating to previously disclosed lawsuits against us, and the cost of protecting our intellectual property. Even if the assumptions on which the forward-looking statements are based prove accurate and appropriate, the actual results of our operations in the future may vary widely due to technological change, increased competition, additional government regulation or intervention in the industry, general economic conditions, other risks described in our filings with the Securities and Exchange Commission and other factors not yet known or anticipated. Accordingly, the actual results of our operations in the future may vary widely from the forward-looking statements included herein. All forward-looking statements included herein are expressly qualified in their entirety by the cautionary statements in this paragraph.

Overview

LML Payment Systems Inc. is a financial payment processor that primarily provides consumer financial payment processing solutions to retailers and other clients in the United States. Our financial payment processing solutions include traditional check recovery, electronic check re-presentment, electronic check authorization and electronic check conversion. We also provide electronic fund transfer switching services to certain segments of the retail industry. We focus on providing our services to supermarkets, grocery stores, multi-lane retailers, convenience stores and other national, regional and local retailers.

Revenues from our financial payment processing services comprised 98% of our total revenues in 2002, compared to 2% for the manufactured home retirement property business. For additional information relating to our business segments and operations, please see Note 13 to the Consolidated Financial Statements.

On April 1, 2001, we amalgamated and merged all of our financial payment operating subsidiaries into one primary operating subsidiary, LML Payment Systems Corp. The merger was designed to achieve certain economies related to costs, to eliminate redundant systems and services, to take advantage of the growing recognition of the LML brand name and to coordinate our approach to the marketing of our payment services.

The corporate acquisitions that were completed by us over the past three years have made our results of operations not directly comparable year over year due to a full 12 months of operation results not being included in prior fiscal years, as well as the increase in amortization for all the corporate acquisitions. The corporate acquisitions of CFDC Holdings Corp. and National Recovery Systems, Ltd. of America d/b/a/ Check Center, which were completed in fiscal year 2000, were not included in our results of operations until December 1999 and January 2000, respectively. The acquisition of Phoenix EPS Inc. and Check Technologies Inc., which were completed in fiscal year 2001, were not included in our results of operations until July 2000.

In a separate business segment, we own and manage a 332-acre manufactured home retirement property known as Wildwood Estates, in Wildwood, Florida. Operations have included the sale of manufactured homes and lots. In exchange for monthly maintenance fees, we provide the resident community with certain amenities and services commonly associated with similar developments. We presently have the entire property listed for sale at $2.5 million and are exploring other options regarding its disposition.

Results of Operations

Fiscal year 2002 compared to Fiscal year 2001

Revenues

Our revenues consist primarily of fees from our primary and secondary check collection, electronic check authorization, electronic check conversion and transaction switching business. Revenues are recognized in accordance with SEC Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition." Revenue from our electronic check authorization, electronic check conversion and transaction switching business is recognized at the time the transactions are processed by the merchant, provided the fee is fixed and determinable and collectability is reasonably assured. Fees associated with our primary and secondary check collection business are contingent on successful recovery; accordingly, revenue is recognized as cash is received. In previous years, software license revenue was recognized upon shipment, provided fees were fixed and determinable and collection was probable, in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition." Software maintenance revenues are recognized over the term of the maintenance agreement. Any cash consideration received prior to meeting revenue recognition criteria is recorded as deferred revenue. Revenue regarding Wildwood Estates is recognized when sales of property lots and mobile homes are completed. Maintenance fees from the management of the property and from the maintenance of the common areas are recognized straight line over the service period.

During the year ended March 31, 2001 one of our largest customers, accounting for 21% of our total revenue in fiscal year 2001, notified us of its intention to perform its check authorization services in house. Authorization transactions started being transferred over in February 2001 and were completed by the end of our second quarter of fiscal year 2002. This customer also moved its primary check collections in house. We are continuing to provide secondary check collection services to this customer and expanded this service to include volume from a portion of the customer's affiliated companies. The transfer of these services in house by this customer may have a material adverse effect on our results of operations. We expect to continue to provide secondary check collection services to this customer. For the year ended March 31, 2002, this customer accounted for 15% of our total revenue.

Total revenues for fiscal year 2002 were approximately $9.3 million, a 7.9% decrease over revenues of $10.1 million for fiscal year 2001. This decrease is primarily the result of our plan to move away from licensing our Retail Electronic Payment System software directly to clients and implementing a centralized data center processing strategy which operates our Retail Electronic Payment System and provides clients with transaction based services rather than software licenses. Although this has caused a short-term decrease in revenue, it is expected to increase revenue in the long-term. Licensing revenue and consulting fees decreased approximately $400,000 for fiscal year 2002. In the 3rd quarter of fiscal year 2002, we began to recover paper returned items electronically for clients. Revenues from electronic collection activities increased by approximately $1.7 million for the year while traditional collection revenue decreased by $1.8 million for the year. Transaction processing revenue increased by approximately $200,000 for the year. Revenues related to Wildwood Estates decreased 2% from approximately $191,000 to $187,000 for fiscal year 2002.

Costs of operations

Costs of operations increased from approximately $7.9 million in fiscal year 2001 to approximately $8.1 million in fiscal year 2002, an increase of 2.5%. Financial payment processing costs of operations increased 2.6% from approximately $7.7 million in fiscal year 2001 to $7.9 million for fiscal year 2002. The increase was principally attributable to incremental fixed costs associated with the development of our data center in the 2nd fiscal quarter of 2002. Costs of operations consist of transaction processing costs, personnel costs, equipment related costs and telecommunication costs. For fiscal year 2002, costs of operations as a percentage of sales increased to 87.1% compared to 78.2% for fiscal year 2001. Beginning near the end of the 2nd quarter of fiscal year 2002, we began to initiate electronic check re-presentment on behalf of many of our clients for whom we had been performing traditional collection services. The implementation of the more cost-efficient electronic check re-presentment methods from our data center resulted in a reduction of costs of operations primarily in the 3rd and 4th quarters of fiscal year 2002. Financial payment processing costs of operations were approximately $2.3 million in the 1st quarter, $2.2 million in the 2nd quarter, $1.8 million in the 3rd quarter and $1.5 million in the 4th quarter. We continue to seek ways to reduce costs of operations. Costs of operations related to Wildwood Estates decreased 9.5% from approximately $249,000 in fiscal year 2001 to $226,000 for fiscal year 2002.

Sales, general and administrative expenses

Sales, general and administrative expenses consist primarily of personnel costs, commissions, office facilities, travel, promotional events such as trade shows, seminars and technical conferences and public relations. Sales, general and administrative expenses decreased from approximately $4 million in fiscal year 2001 to approximately $3.3 million in fiscal year 2002, a decrease of 17.5%. The decrease in sales, general and administrative expenses are principally attributable to lower costs associated with the reduction of personnel costs, legal and general corporate expenses. For fiscal year 2002, sales, general and administrative expenses as a percentage of sales decreased to 35.5% compared to 39.6% for fiscal year 2001.

Amortization and depreciation

Amortization on intangibles increased to approximately $1 million for fiscal year 2002 from $947,000 for fiscal year 2001. Depreciation expenses relating to our system software and other software increased to approximately $1.3 million for fiscal year 2002 from $1.1 million for fiscal year 2001. These increases are principally associated with amortization of goodwill for a full year from all of our previous corporate acquisitions and amortization of our intellectual property, and depreciation of the system software. Depreciation expenses for capital assets decreased to approximately $846,000 for fiscal year 2002 from $1.1 million for fiscal year 2001.

Other expenses (income)

In fiscal year 2002, we had other income of approximately $72,000 compared to other expenses of $769,000 in fiscal year 2001. Other income was attributed to the reconciliation of outstanding trade payables, which was a non-cash item of approximately $61,000, an employee tax refund of $41,000 offset by merger costs of $30,000. Other expenses in fiscal year 2001 was primarily attributed to approximately $444,000 in costs associated with the Wildwood Estates legal settlement, as well as $174,000 in costs associated with the merger of our subsidiaries which took place on April 1, 2001, and expenses for potential acquisitions that we have determined will not be completed.

EBITDA[1]

Earnings before interest, taxes, depreciation and amortization, or "EBITDA," decreased to a loss of approximately $2.1 million in fiscal year 2002 from a loss of $2.6 million for fiscal year 2001. The decrease is primarily the result of the initial implementation of electronic check recovery methods for clients which allowed us to commence migration from labor-intensive traditional check recovery methods to more cost efficient automated electronic check recovery methods. While maintaining a similar level of business, we were able to initiate a reduction in staffing levels and related costs in late September, 2001. We experienced EBITDA losses of approximately $971,000 in the 1st quarter, $1.2 million in the 2nd quarter, $161,000 in the 3rd quarter and we had a positive EBITDA of $263,000 in the 4th quarter of fiscal year 2002.

Interest

Interest expense decreased to approximately $20,000 in fiscal year 2002 from $114,000 in fiscal year 2001. This decrease was due to the decrease in long-term debt. Interest income for fiscal year 2002 decreased to approximately $152,000 from $685,000 for fiscal year 2001. The decrease in interest income was primarily attributed to a decrease in funds placed in term deposits or short-term commercial paper, as well as the decrease in interest rates from an average of approximately 6.3% in fiscal year 2001 to 1.58% in fiscal year 2002.

Income Taxes

We regularly evaluate the realizability of our future tax assets given the nature of our operations and given the tax jurisdictions in which we operate. At this time, we consider it more likely than not that the future tax assets will not be realized through future taxable income. Accordingly, the future tax asset is reserved in full as of March 31, 2002.

Net Loss

Net loss was approximately $5.2 million for fiscal year 2002 and $5.2 million for fiscal year 2001. Loss per both basic and diluted shares was approximately ($0.27) in fiscal year 2002, as compared to ($0.34) for fiscal year 2001.

1 EBITDA is earnings before interest, taxes, depreciation and amortization. We believe that, in addition to cash flows from operations and net income, EBITDA is a useful financial performance measure for assessing operating performance as it provides an additional basis to evaluate our ability to incur and service debt and to fund capital expenditures. To evaluate EBITDA, the components of EBITDA such as revenue and operating expenses and the variability of such components over time should also be considered. EBITDA should not be construed, however, as an alternative to operating income (as determined in accordance with accounting principles generally accepted in Canada or the United States of America ("GAAP")) as an indicator of our operating performance or to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity. Our method of calculating EBITDA may differ from methods used by other companies, and as a result, EBITDA measures disclosed herein may not be comparable to other similarly titled measures used by other companies.

Fiscal year 2001 compared to Fiscal year 2000

Revenues

Total revenues for fiscal year 2001 were approximately $10.1 million, a 236.7% increase over revenues of $3 million for the fiscal year 2000. Revenues derived from the financial payment processing services increased 241.4% from approximately $2.9 million in fiscal year 2000 to $9.9 million for fiscal year 2001. This increase was principally attributable to the acquisition of Phoenix EPS, Inc. and Check Technologies, Inc. which were completed in July 2000, and the inclusion of a full year of operations for CFDC Holdings Corp. and National Recovery Systems, Ltd. of America d/b/a Check Center, which were acquired in November 1999 and January 2000, respectively. Revenue related to Wildwood Estates increased 13.6% from approximately $168,000 in fiscal year 2000 to $191,000 for fiscal year 2001.

Costs of operations

Costs of operations increased from approximately $2.7 million in fiscal year 2000 to $7.9 million in fiscal year 2001, an increase of 192.6%. Financial payment processing costs of operations increased 196.2% from approximately $2.6 million in fiscal year 2000 to $7.7 million for fiscal year 2001. The increase was principally attributable to inclusion of a full year of operations for CFDC Holdings Corp. and National Recovery Systems, Ltd. of America d/b/a Check Center, acquired in fiscal year 2000, an inclusion of costs for the acquisitions of Phoenix EPS Inc. and Check Technologies, Inc. which were completed in fiscal year 2001. Costs of operations consist of transaction processing costs, personnel costs, equipment related costs and telecommunication costs. For fiscal year 2001, costs of operations as a percentage of sales decreased to 78.2% compared to 90% for fiscal year 2000. This decrease was due to the operating activities from the corporate acquisitions. Costs of operations related to Wildwood Estates increased 36.8% from approximately $182,000 in fiscal year 2000 to $249,000 for fiscal year 2001.

Sales, general and administrative expenses

Sales, general and administrative expenses consist primarily of personnel costs, commissions, office facilities, travel, promotional events such as trade shows, seminars and technical conferences and public relations. Sales, general and administrative expenses increased from approximately $1.5 million in fiscal year 2000 to $4 million in fiscal year 2001, an increase of 166.7%. The increase in sales, general and administrative expenses are principally attributable to inclusion of a full year of expenses for CFDC Holdings Corp. and National Recovery Systems, Ltd. of America d/b/a Check Center, acquired in fiscal year 2000, inclusion of a full year of expenses and inclusion of expenses for the acquisitions of Phoenix EPS, Inc. and Check Technologies Inc., which were completed in fiscal year 2001. The increase is also due to professional fees associated with various legal matters and expenses associated with the relocation of the Jacksonville, Florida office to Dallas, Texas. For fiscal year 2001, expenses as a percentage of sales decreased to 39.6% compared to 48.6% for fiscal year 2000. This decrease was due to the operating activities from the corporate acquisitions.

Amortization and depreciation

Amortization on intangibles increased to approximately $947,000 for fiscal year 2001 from $388,000 for fiscal year 2000. Depreciation expenses relating to the system software and other software increased to approximately $1.1 million for fiscal year 2001 from $263,000 for fiscal year 2000. Depreciation expenses for capital assets increased to approximately $1.1 million for fiscal year 2001 from $234,000 for fiscal year 2000. These increases are principally associated with amortization of goodwill from the corporate acquisitions and amortization of the patents, depreciation of the system software and the software acquired in the acquisition of Phoenix, EPS Inc. and depreciation of capital assets acquired in the corporate acquisitions.

Other expenses (income)

Other expenses increased to approximately $769,000 in fiscal year 2001 from $60,000 for fiscal year 2000. The increase was primarily attributed to approximately $444,000 in costs associated with the Wildwood Estates legal settlement, as well as $174,000 in costs associated with the merger of our subsidiaries which took place on April 1, 2001, and expenses for potential acquisitions that we have determined will not be completed.

EBITDA

Earnings before interest, taxes, depreciation and amortization, or "EBITDA," increased to a loss of approximately $2.6 million in fiscal year 2001 from a loss of $1.2 million for fiscal year 2000. The increased costs is primarily the result of the acquisitions, as well as costs associated with the Wildwood Estates legal settlement, and the costs associated with the merger of our subsidiaries, which took place on April 1, 2001.

Interest

Interest expense decreased to approximately $114,000 in fiscal year 2001 from $273,000 in fiscal year 2000. This decrease was due to the decrease in long-term debt. Interest income for fiscal year 2001 increased to approximately $685,000 from $61,000 for fiscal year 2000. The increase in interest income is due to the increase in interest earned for funds placed in term deposits or short-term commercial paper.

Income Taxes

We regularly evaluate the realizability of our future tax assets given the nature of our operations and given the tax jurisdictions in which we operate. We consider it more likely than not that the future tax assets will not be realized through future taxable income. Accordingly, the future tax asset is reserved in full as of March 31, 2001.

Net Loss

Net loss increased to approximately $5.2 million for fiscal year 2001 from $2.3 million for fiscal year 2000. The increase in our net loss is due primarily to amortization of intangibles, depreciation of capital assets and increased costs associated with the acquisitions. Loss per both basic and diluted shares was approximately ($0.34) in fiscal year 2001, as compared to ($0.19) for fiscal year 2000.

Liquidity and Capital Resources

Our liquidity and financial position consisted of approximately $3.8 million in working capital as of March 31, 2002 compared to $6.7 million in working capital as of March 31, 2001. The decrease in working capital was primarily related to normal operating activities and the development of our data center, a decrease in accounts payable and accrued liabilities of approximately $920,000 and a decrease in accounts receivable to $334,000 as of March 31, 2002 from $549,000 at March 31, 2001. Cash flows used in operations were approximately $2.9 million for fiscal year 2002 and $1.3 million for fiscal year 2001. Cash used in investing activities was approximately $614,000 for fiscal year 2002 as compared to $4.3 million for fiscal year 2001. Expenditures during fiscal year 2002 consisted mainly of capital asset expenditures. Cash provided by financing activities was approximately $303,000 for fiscal year 2002 as compared to $2.4 million for fiscal year 2001. The decrease in cash provided by financing activities is primarily due to the exercise of options of our common stock that were completed in fiscal year 2001.

We believe that existing cash and cash equivalent balances, and potential cash flows from operations should satisfy our working capital and capital expenditure requirements in the foreseeable future. However, any material acquisitions of complementary businesses, products or technologies, other arrangements, unexpected losses, or a further economic slowdown in the retail industry could require us to obtain additional equity or debt financing. There can be no assurance that such financing would be available on acceptable terms, if at all.

Recently Issued Accounting Standards

In July 2001, the Financial Accounting Standards Board issued the accounting rules governing business combinations, goodwill and intangible assets. These rules are Statement of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. The Canadian Institute of Chartered Accountants issued Handbook Section 1581, Business Combinations and Handbook Section 3062, Goodwill and Other Intangible Assets, which are similar to Statements 141 and 142. With the adoption of Statement 142 and Section 3062, goodwill will be no longer subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least an annual assessment for impairment by applying a fair-value-based test at the reporting units level. Impairment loss would be recognized to the extent the carrying amount of goodwill exceeds the implied fair value. Under the new rules, an acquired intangible asset should be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer's intent to do so. Determining the useful lives of intangible assets will require considerable judgment and fact-based analysis. We plan to adopt the provisions of this standard in fiscal year 2003, beginning April 1, 2002. Upon its adoption, we plan to conform our accounting policy to the requirement in this standard.

We believe this standard will have a material non-cash impact on our financial statements, as it will not allow for amortization of goodwill, which currently approximates $830,000 annually. At this time we have not determined how goodwill will be allocated to specific reporting units as of April 1, 2002, as we are in the process of evaluating our reporting units. Accordingly, we have not made a determination about whether or not an impairment charge will be necessary upon adoption of the new standard.

Quarterly Financial Data *(Unaudited)*

The following summarizes our unaudited quarterly financial results for the fiscal years ended March 31, 2002 and March 31, 2001 (in thousands, except share data):

Year Ended March 31, 2002

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	2,435	2,267	2,180	2,386
Net loss	(1,702)	(2,000)	(969)	(568)
Basic net loss per common share	(.09)	(.10)	(.05)	(.03)
Diluted net loss per common share	(.09)	(.10)	(.05)	(.03)

Year Ended March 31, 2001

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net revenues	2,145	2,463	2,637	2,826
Net loss	(561)	(996)	(1,179)	(2,478)
Basic net loss per common share	(.04)	(.06)	(.10)	(.15)
Diluted net loss per common share	(.04)	(.06)	(.10)	(.15)

Auditors' Report

TO THE SHAREHOLDERS OF LML PAYMENT SYSTEMS INC.

We have audited the consolidated balance sheet of LML Payment Systems Inc. as at March 31, 2002, and the consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian and U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LML Payment Systems Inc. as at March 31, 2002, and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The Company's financial statements as at March 31, 2001 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated June 27, 2001. The Company's financial statements as at March 31, 2000 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated June 28, 2000.

ERNST & YOUNG LLP
Vancouver, B.C.
June 14, 2002

LML PAYMENT SYSTEMS INC. CONSOLIDATED BALANCE SHEETS

Years ended March 31 (In U.S. Dollars)

	2002 $	2001 $
Assets		
Current Assets		
Cash and cash equivalents	4,582,304	8,357,354
Restricted cash	250,000	250,000
Accounts receivable, less allowances of $55,881 and $155,737, respectively	333,947	549,133
Prepaid expenses	593,614	502,121
TOTAL CURRENT ASSETS	5,759,865	9,658,608
Real Property (Note 3)	1,582,432	1,617,491
Capital Assets (Note 4)	5,129,598	6,596,535
Patents (Note 5)	1,588,245	1,710,581
Goodwill (Note 6)	6,433,586	7,259,665
Other Assets	425,012	467,631
TOTAL ASSETS	20,918,738	27,310,511
Liabilities		
Current Liabilities		
Accounts payable	1,094,855	1,876,186
Accrued liabilities	586,972	823,066
Current portion of long-term debt (Note 7)	270,407	276,535
TOTAL CURRENT LIABILITIES	1,952,234	2,975,787
Long Term Debt (Note 7)	88,717	273,970
TOTAL LIABILITIES	2,040,951	3,249,757
Commitments and Contingencies *(Note 14)*		
Shareholders' Equity		
Capital Stock (Note 8)		
Class A, preferred stock, $1.00 CDN par value, 150,000,000 shares authorized, issuable in series, none issued or outstanding		
Class B, preferred stock, $1.00 CDN par value, 150,000,000 shares authorized, issuable in series, none issued or outstanding		
Common shares, no par value, 100,000,000 shares authorized, 19,447,561 and 18,697,929 issued and outstanding, respectively	29,783,736	29,728,236
Deficit	(10,905,949)	(5,667,482)
TOTAL SHAREHOLDERS' EQUITY	18,877,787	24,060,754
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	20,918,738	27,310,511

Approved on Behalf of the Board PATRICK H. GAINES, *Director* GREG A. MACRAE, *Director*

See accompanying notes to the consolidated financial statements.

LML Payment Systems Inc. Consolidated Statements of Operations

Years ended March 31 (In U.S. Dollars, except share data)

	2002	2001	2000
	$	$	$
Revenue	9,268,154	10,071,358	3,045,445
Costs and Expenses			
Cost of operations	8,132,566	7,950,620	2,737,069
Sales, general and administrative expenses	3,314,747	3,993,653	1,480,860
Amortization and depreciation	3,246,795	3,085,146	883,974
Other expenses (income)	(72,357)	768,770	59,871
Loss from Operations	(5,353,597)	(5,726,831)	(2,116,329)
Interest income, net	131,978	571,020	(213,201)
Loss Before Income Taxes	(5,221,619)	(5,155,811)	(2,329,530)
Income taxes	16,848	57,884	17,969
Net Loss	(5,238,467)	(5,213,695)	(2,347,499)
Dividends, Preferred	–	(453,787)	–
Net Loss Available to Common Shareholders	(5,238,467)	(5,667,482)	(2,347,499)
Loss Per Share			
Basic and diluted	(0.27)	(0.34)	(0.19)
Weighted Average Shares Outstanding	19,248,970	16,769,410	12,088,607

See accompanying notes to the consolidated financial statements.

LML Payment Systems Inc. Consolidated Statements of Shareholders' Equity

(In U.S. Dollars)

	Common	Preferred	Amount $	Deficit $	Total $
Balance as at March 31, 1999	11,026,504	883,283	22,136,685	(20,554,245)	1,582,440
Exercise of stock options	880,000		2,527,250		2,527,250
Exercise of warrants	616,666		754,588		754,588
Issuance of common stock – acquisition	233,317		1,709,246		1,709,246
Issuance of common stock and warrants – private placement, net of issuance costs	2,200,000		16,919,781		16,919,781
Net loss				(2,347,499)	(2,347,499)
Balance as at March 31, 2000	14,956,487	883,283	44,047,550	(22,901,744)	21,145,806
Exercise of stock options	283,500		4,141,750		4,141,750
Issuance of common stock – acquisition	251,574		4,907,500		4,907,500
Return of common stock – associated with settlement (Note 14(a))	(466,820)		(466,820)		(466,820)
Shares issued for conversion of subsidiary preferred stock to common (Note 8(b))	3,533,132	(883,283)	–		–
Issuance of common stock – previous acquisition, price protection	140,056		–		–
Deficit adjustment (Note 8(a))			(22,901,744)	22,901,744	–
Preferred dividends paid				(453,787)	(453,787)
Net loss				(5,213,695)	(5,213,695)
Balance as at March 31, 2001	18,697,929	–	29,728,236	(5,667,482)	24,060,754
Exercise of stock options	43,500		55,500		55,500
Issuance of common stock – previous acquisition, price protection (Note 6(c))	706,132		–		–
Net loss				(5,238,467)	(5,238,467)
Balance as at March 31, 2002	19,447,561	–	29,783,736	(10,905,949)	18,877,787

See accompanying notes to the consolidated financial statements.

LML Payment Systems Inc. Consolidated Statements of Cash Flows

Years ended March 31 (In U.S. Dollars)

	2002 $	2001 $	2000 $
Operating Activities:			
Net loss	(5,238,467)	(5,213,695)	(2,347,499)
Adjustments to reconcile net loss to net cash used in operating activities			
Provisions for losses on accounts receivable	55,477	82,635	72,546
Amortization and depreciation	3,246,795	3,085,146	883,974
Write-down of assets	(104,557)	–	–
Other	12,337	22,837	44,751
CHANGES IN OPERATING ASSETS AND LIABILITIES *(excluding effect of acquisitions)*			
Restricted cash	–	(250,000)	–
Accounts receivable	159,709	(231,935)	(130,362)
Prepaid expenses	(84,589)	78,779	(259,259)
Accounts payable and accrued liabilities	(919,771)	1,209,007	(531,618)
Other assets	15,307	(71,500)	(237,879)
NET CASH USED IN OPERATING ACTIVITIES	(2,857,759)	(1,288,726)	(2,505,346)
Investing Activities			
Purchase of Phoenix, net of cash acquired	–	(126,205)	–
Purchase of Check Technologies, net of cash acquired	(51,750)	(518,505)	–
Purchase of CFDC Holdings Corp., net of cash acquired	–	–	(2,671,996)
Purchase of Check Center, net of cash acquired	–	–	(3,180,718)
Additional ChequeMARK & Patent consideration	–	(2,664,464)	–
Real property improvements	–	(272,846)	(3,480)
Capital asset expenditures	(543,315)	(657,783)	(209,813)
Patents	(18,818)	(27,384)	(36,101)
NET CASH USED IN INVESTING ACTIVITIES	(613,883)	(4,267,187)	(6,102,108)
Financing Activities			
Payments on long term debt	–	(1,121,280)	(138,604)
Proceeds from long term borrowing	–	–	260,000
Payments on capital leases	(358,908)	(182,266)	(228,639)
Payment of dividend	–	(453,787)	–
Proceeds from exercise of stock options	55,500	4,141,750	2,527,250
Proceeds from exercise of warrants	–	–	754,588
Proceeds from private placement of common shares	–	–	17,000,000
Share capital financing costs	–	–	(80,219)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(303,408)	2,384,417	20,094,376
Increase (Decrease) in Cash and Cash Equivalents	(3,775,050)	(3,171,496)	11,486,922
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	8,357,354	11,528,850	41,928
CASH AND CASH EQUIVALENTS, END OF YEAR	4,582,304	8,357,354	11,528,850
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Interest paid	20,469	153,871	289,432
Taxes paid	15,622	18,121	–

See accompanying notes to the consolidated financial statements.

(Unless otherwise indicated, all dollar amounts are U.S. Dollars)

1. Nature of Operations

LML Payment Systems Inc. (a Yukon Territory corporation) and its subsidiaries (the "Corporation"), see Note 2(a), is a financial payment processor providing check processing solutions including electronic check authorization, electronic check conversion (ECC) and primary and secondary check collection including electronic check re-presentment (RCK) to national, regional and local retailers. The Corporation also provides selective routing of debit, credit and electronic benefit transaction (EBT) transactions to third party processors and banks for authorization and settlement.

The Corporation's intellectual property estate, owned by subsidiary LML Patent Corp., includes U.S. Patent No. 6,354,491, No. 6,283,366, No. 6,164,528 and No. 5,484,988, which describe electronic check processing methods.

Through its subsidiary LHTW Properties Inc., ("LHTW") the Corporation owns and operates Wildwood Estates, a 332-acre residential community in Wildwood, Florida. Operations have included the sale of manufactured homes and lots. In exchange for monthly maintenance fees, the Corporation provides the resident community with certain amenities and services commonly associated with similar developments.

2. Significant Accounting Policies

A) Basis of Presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Except as disclosed in Note 17, these principles do not differ materially from United States generally accepted accounting principles.

These consolidated financial statements include the accounts of the Corporation and its wholly owned subsidiaries as set out below. All significant intercompany balances and transactions have been eliminated in consolidation.

CANADA	Legacy Promotions Inc.
UNITED STATES	LHTW Properties Inc.
	LML Corp.
	LML Patent Corp.
	LML Payment Systems Corp.*

*On April 1, 2001, the Corporation consolidated seven subsidiaries; CFDC Holdings Corp., CF Data Corp., Check Technologies Inc., National Recovery Systems, Ltd. of America, National Process Servers Inc., and Phoenix, EPS Inc. into a single operating subsidiary, LML Payment Systems Corp. (formerly known as ChequeMARK, Inc.).

Certain of the prior year financial statement amounts have been reclassified to conform to the current year presentation.

B) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to, among others, the allowance for doubtful accounts, determination of impairment of assets, useful lives for depreciation and amortization and income taxes. Financial results could differ from those estimates.

C) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, and all highly liquid debt instruments purchased with a maturity of three months or less.

D) Restricted Cash

Under the terms of the processing agreement with one of the Corporation's processing banks, the Corporation has pledged a deposit of $250,000 (2001-$250,000) against charge back losses. In addition, restricted cash of $222,936 (2001-$208,561) relating to the IBM financing is long term in nature and is included in "Other Assets."

E) Concentrations of Credit Risk

Financial instruments, which potentially subject the Corporation to concentrations of credit risk, consist primarily of cash and cash equivalents and accounts receivable. The Corporation places its cash with financial institutions. However, at times during the year ended March 31, 2002 certain balances exceeded the Canadian Deposit Insurance Corporation limit of $60,000 CDN and the United States Federal Deposit Insurance Corporation limit of $100,000.

During the year ended March 31, 2002, sales to the Corporation's three (3) largest customers amounted to approximately 22%, 20% and 15% of total sales volume (2001-17%, 18% and 21%). The amount of actual sales to these customers amounted to approximately $2,029,723, $1,846,262 and $1,363,614 (2001-$1,656,240, $1,759,553 and $2,064,334), respectively. The Corporation may be economically dependent on sales volume to these customers. These revenues are attributable to the Financial Payment Processing Operating segment. During the year ended March 31, 2001, one of the Corporation's largest customers that amounted to 21% of total sales revenue in the fiscal year ended March 31, 2001, notified the Corporation that it was moving its check verification processing in house. Verification transactions started being transferred in February 2001 and were completed by the end of the Corporation's second quarter of fiscal 2002. This customer moved its primary check collections in house, however, the Corporation is continuing to provide secondary check collection services to this customer and expanded this service to include volume from a portion of the customer's affiliated companies.

F) Real Property

Real property is valued at the lower of cost, net of accumulated depreciation. Real property consists of land held for resale, common area land and a building. The common area building is amortized using the straight-line method over 25 years.

G) Capital Assets

Capital assets are recorded at cost less accumulated depreciation. A straight-line method is used to depreciate the life of assets as follows:

Computer Equipment	3 – 5 years
Computer Software	3 – 5 years
Furniture and Fixtures	3 years
Leasehold Improvements	Lesser of the life of the lease or the useful life of the leasehold improvement
Office Equipment	5 years
Vehicles	4 years
Website & trademarks	5 years
System and software	5 years
IBM software	1 year

H) Goodwill and Patents

Goodwill is amortized using the straight-line method over 10 years. Patent costs are amortized using the straight-line method over the life of the patents, which approximates 15 years.

Amortization expense totaled $1,046,296 in 2002, $946,692 in 2001 and $387,509 in 2000.

I) Long-lived Assets

Capital assets, real property, goodwill, patents and other intangibles are reviewed for impairment when events indicate their carrying amount may not be recoverable from undiscounted cash flows estimated to be earned from future operations. An impairment charge, if any, is recorded in the statement of operations based on the difference in the asset's book value and the estimated recoverable amount. There were no impairment charges taken in fiscal 2002, 2001 and 2000.

J) Revenue Recognition

Revenues consist primarily of transaction charges from the Corporation's primary and secondary check collection business including electronic check re-presentment, electronic check authorization and electronic check conversion business, software license sales and maintenance fees. Revenues are recognized in accordance with CICA handbook section 3400 and with the corresponding US guidance, SEC Staff Accounting Bulletin ("SAB") 101, "Revenue Recognition."

Revenue from the Corporation's electronic check authorization and electronic check conversion business is recognized at the time the transactions are processed by the merchant, provided the fee is fixed and determinable and collectability is reasonably assured. Fees associated with the Corporation's primary and secondary check collection business, including electronic check re-presentment, are contingent on successful recovery; accordingly, revenue is recognized as cash is received. Software license revenue is recognized upon shipment, provided fees are fixed and determinable and collection is probable, in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition."

Software maintenance revenues are recognized over the term of the maintenance agreement, any pre-paid maintenance fees are recorded as unearned revenue.

Maintenance fees from the management of the property and from the maintenance of the common areas are recognized straight line over the service period.

Cash received in advance of meeting revenue recognition criteria is deferred.

K) Income Taxes

Effective April 1, 2000, the Corporation adopted the new recommendations of The Canadian Institute of Chartered Accountants (CICA) with respect to accounting for income taxes. There was no impact on the Corporations historical financial statements as a result of the adoption of this new standard.

Under the new recommendations, the liability method of tax allocation is used in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse. Prior to the adoption of the new recommendations, income tax expense was determined using the deferral method of tax allocation. Deferred tax expense was based on items of income and expense that were reported in different years in the financial statements and tax returns, and measured at the tax rate in effect in the year the difference originated.

L) Loss Per Common Share

Basic loss per common share is calculated based on net loss, less preferred stock dividends divided by the weighted-average number of common shares outstanding during the period. Diluted loss per share includes the dilutive effect of stock options and warrants granted using the treasury stock method.

As a result of the net losses incurred for 2002, 2001 and 2000, the effect of dilutive securities would have been anti-dilutive to the diluted loss per common share computations and were thus excluded. Dilutive securities that would have otherwise been included in the determination of the weighted-average number of common shares outstanding for the purposes of computing diluted earnings per common share included 781,000 for 2002, 1,243,500 for 2001, and 4,550,132 for 2000, issuable under stock options, warrants and convertible share securities.

M) Stock Based Compensation Plans

The Corporation has two stock-based compensation plans, which are described in Note 9. No compensation expense is recognized for this plan when stock or stock options are issued to employees or directors. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

N) Foreign Exchange

The functional currency of the Corporation is the US dollar. The Corporation follows the temporal method of accounting for the translation of foreign currency amounts into US dollars. Under this method monetary assets and liabilities are translated into US dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities are translated at exchange rates prevailing at the historical transaction date. Revenue and expense are translated at average exchange rates prevailing during the year. Exchange gains or losses, which have been immaterial for fiscal 2002, 2001 and 2000, are reflected in the results of operations.

O) Financial Instruments

The Corporation's financial instruments consist of cash and cash equivalents, accounts receivable, note receivable, accounts payable and accrued liabilities, notes payable and long-term debt, the fair values of which approximates their carrying values. From time to time the Corporation purchases short-term investments including commercial paper. The principal objective of the Corporation's investment activities is to provide maximum levels of interest income while maintaining acceptable levels of interest rate and liquidity risk and facilitating the funding needs of the Corporation.

3. Real Property

	2002 $	2001 $
Land held for resale	584,672	584,672
Common area land	803,554	803,554
Common area building	220,688	220,688
Machinery and equipment	-	36,309
Wastewater treatment plant	31,101	31,101
Total cost	1,640,015	1,676,324
Less: accumulated depreciation	57,583	58,833
Net book value	1,582,432	1,617,491

Depreciation expense of real property totaled $9,344 in 2002 and $33,820 in 2001 and $25,013 in 2000.

4. Capital Assets

	2002	2001
	$	$
Computer equipment	1,229,288	1,053,045
Computer software	879,448	708,285
Furniture and fixtures	286,851	241,681
Leasehold improvements	191,550	131,923
Office equipment	588,396	538,882
Vehicles	104,437	102,971
Website & trademarks	23,816	20,886
System & software (Note 7)	6,753,122	6,713,706
Total cost	10,056,908	9,511,379
Less: accumulated amortization and depreciation	4,927,310	2,914,844
Net book value	5,129,598	6,596,535

Depreciation expense on capital assets totaled $2,191,155 in 2002, $2,104,634 in 2001 and $471,452 in 2000. Capital assets include $724,737 and $683,822 of assets, that are financed under various capital leases for the years ended March 31, 2002 and 2001, respectively. Accumulated amortization on these assets totals $398,933 and $220,927 for the years ended March 31, 2002 and 2001, respectively. Amortization of capital lease assets is included in depreciation expense.

5. Patents

	2002	2001
	$	$
Cost	1,922,563	1,903,745
Less: accumulated amortization	334,318	193,164
Net book value	1,588,245	1,710,581

6. Goodwill

Goodwill has been recorded as follows:

			2002	2001
	$	$	$	$
	Cost	Accumulated Amortization	Net	Net
CFDC Holdings Corp. (c)*	4,334,368	1,011,352	3,323,016	3,756,453
National Recovery Systems, Ltd. of America (d)*	2,891,793	650,653	2,241,140	2,530,319
Phoenix EPS, Inc. (a)*	539,805	94,466	445,339	499,320
Check Technologies Inc. (b)*	513,596	89,505	424,091	473,573
* See Note 2 a	8,279,562	1,845,976	6,433,586	7,259,665

(a) On July 9, 2000, the Corporation purchased all of the issued and outstanding shares of Phoenix EPS, Inc. ("Phoenix") in exchange for 220,857 shares of the Corporation's common stock with a fair market value of $4.5 million. Phoenix, located in Scottsdale, Arizona, engineered and marketed electronic payment system software solutions to the retail industry. Phoenix also provided selective routing, including real-time monitoring of check, debit, credit and EBT transactions for authorization and settlement through its flagship transaction processing product Retail Electronic Payments System ("REPS"). In connection with the acquisition, the Corporation incurred transaction costs consisting primarily of professional fees of $126,205 and a finder's fee of 7,730 shares of the Corporation's common stock with a fair market value of $157,500, resulting in a total purchase price of $4,783,705. The acquisition was accounted for as a purchase business combination; accordingly, the results of operations of Phoenix have been included with the Corporation's results of operations since July 9, 2000.

The total purchase price paid for the Phoenix acquisition was allocated based on a third party valuation of the estimated fair values of the assets acquired as follows:

	$
Software	4,243,900
Goodwill	539,805
	4,783,705

(b) On July 22, 2000, the Corporation purchased all of the issued and outstanding shares of Check Technologies Inc. in exchange for 22,987 shares of the Corporation's common stock with a fair market value of $250,000 and $250,000 cash. The Corporation also agreed to pay to certain former Check Technologies Inc. shareholders and a former employee

a total of $150,010 pursuant to separate non compete agreements having a maximum term of three (3) years. The employee and one of the former shareholders of Check Technologies Inc. was paid additional consideration of $25,000 each in the first year upon satisfaction of certain conditions and an additional consideration of $25,000 each in the second year. The Corporation is obligated to pay the final additional consideration of $25,000 each to the former employee and one of the former shareholders of Check Technologies Inc. in the third year. The non compete agreement payments are recorded in other assets, and the carrying value net of accumulated amortization at March 31, 2002 was $133,408 (2001-$160,722). In connection with the acquisition, the Corporation incurred transaction costs consisting primarily of professional fees of $43,088 and a finder's fee of $27,770, resulting in a total purchase price of $820,868. The acquisition was accounted for as a purchase business combination; accordingly, the results of operations of Check Technologies Inc. have been included with the Corporation's results of operations since July 22, 2000.

The total purchase price paid for the Check Technologies acquisition was allocated based on the estimated fair values of the assets acquired as follows:

	$
Net assets acquired	57,262
Identifiable intangible assets	250,010
Goodwill	513,596
	820,868

(c) On November 30, 1999, the Corporation purchased all of the issued and outstanding shares of CFDC Holdings Corp. ("CFDC") and it's wholly owned subsidiary CF Data Corp. ("CF Data"), located in Dallas, Texas, in exchange for the issuance of up to the value of $1,500,000 in the Corporation's common stock. In connection with the acquisition, the Corporation assumed all liabilities of $4,055,348, incurred transaction costs consisting primarily of professional fees of $86,539 and a finder's fee of 21,818 shares of the Corporation's common stock with a fair market value of $157,499, resulting in a total purchase price of $5,799,386. The acquisition was accounted for as a purchase business combination; accordingly, the results of operations of CFDC and CF Data have been included with the Corporation's results of operations since November 30, 1999.

	$
Net assets acquired	1,465,018
Goodwill	4,334,368
	5,799,386

(d) On January 4, 2000, effective January 1, 2000, CFDC purchased all of the issued and outstanding shares of National Recovery Systems, Ltd. of America ("Check Center"), and it's wholly owned subsidiary, National Process Servers Inc., located in Wichita, Kansas, in exchange for $3,250,000 cash. In connection with the acquisition, the Corporation assumed all liabilities of $152,470, incurred transaction costs consisting primarily of professional fees of $47,921 and a finder's fee of 12,297 shares of the Corporation's common stock with a fair market value of $113,787, resulting in a total purchase price of $3,564,178. The acquisition was accounted for as a purchase business combination; accordingly, the results of operations of Check Center and National Process Servers have been included with the Corporation's results of operations since January 1, 2000.

	$
Net assets acquired	672,385
Goodwill	2,891,793
	3,564,178

(e) The consolidated results for the year ended March 31, 2000 would not have been materially different had the acquisitions of Phoenix, Check Technologies Inc., CF Data, and Check Center been acquired as of April 1, 1999.

(f) The purchase price for each of CFDC, Phoenix and Check Technologies Inc. was paid either entirely or partially with shares of the Corporation's common stock. As part of each transaction, the Corporation agreed to certain price protection covenants for the benefit of the former stockholders of the acquired companies. In the event the value of the shares of the Corporation's common stock exchanged for the shares of the acquired company's stock decreases below the deemed issue price per share of the Corporation's common stock, and the former shareholders of the acquired company sell such shares of the Corporation's common stock at a lower price after the expiration of any applicable hold period and within a specified period of time thereafter, such shareholders would have a right to receive additional shares of the Corporation's common stock. On January 26, 2001, the Corporation issued 140,056 shares of common stock to the former shareholders of CFDC under the price protection covenants. On June 27,

2001, the Corporation issued 679,134 shares of common stock to the former shareholders of Phoenix under the price protection covenants. On December 13, 2001, the Corporation issued 26,998 shares of common stock to the former shareholders of Check Technologies under the price protection covenants. The issuance of these shares did not result in additional purchase consideration, but only an increase in the Corporation's common shares outstanding. The Corporation has met its obligation within the specified period of time in relation to the price protection covenants as stated above for each of Phoenix and Check Technologies.

7. Long Term Debt

	2002	2001
	$	$
Obligations under capital lease agreement (a)	359,124	550,505
Less: current portion	270,407	276,535
	88,717	273,970

(a) In September 2001, the Corporation entered into a lease agreement with IBM Credit Corporation to re-finance a software upgrade purchase of $167,526. Lease payments are due on the last day of each month under the lease terms of twelve (12) months. Title to the equipment will transfer to the Corporation at the expiration of the lease. Accordingly these amounts have been recorded as a capital lease.

Future minimum payments due	
	$
2003	291,698
2004	91,637
	383,335
Less amount representing interest (5% to 11%)	24,211
Net principal balance	359,124

The leases are collateralized by the equipment under capital lease.

8. Share Capital

(a) At the Corporation's Annual General Meeting held September 18, 2000, the Corporation's shareholders approved a reduction in the stated capital of the shares of the Corporation's common stock by $22,901,744 and to effect such reduction by reducing the amount of the Corporation's deficit by the same amount.

(b) In December 1995, the Corporation, LHTW Properties, Inc. and Destiny Petroleum, Inc. ("Destiny") entered into a debt conversion agreement (the "Conversion Agreement"). On November 30, 2000, the Corporation, pursuant to the Conversion Agreement (as amended), issued 3,533,132 shares of the Corporation's common stock to Destiny in exchange for the surrender of 883,283 LHTW Class A Preference Shares. Prior to the exchange, dividends and interest on the LHTW Class A Preference Shares had accrued in an amount totaling $453,787. In January 2001, the Corporation paid this amount to Destiny in full satisfaction of any and all remaining monetary obligations related to the LHTW Class A Preference Shares.

(c) In March 2000, the Corporation completed a private placement with three subscribers (the "Subscribers"). The private placement consisted of 1,000,000 units purchased at a price of $12.00 per unit. Each unit consisted of one common share and one share purchase warrant to purchase one common share at $16.00 (the "Unit") and were originally set to expire on March 31, 2002 and upon mutual agreement were extended and will now expire on March 31, 2003. The Corporation paid a 10% finder's fee in cash to a finder. The finder subscribed for 100,000 Units and a special warrant (the "Finder's Unit") at $12.00 per Finders Unit. The special warrant provides the finder with the right to acquire common shares in the Corporation without the payment of any additional consideration. The number of common shares to be acquired by the finder under the special warrant is determined by dividing 10% of the aggregate exercise price received by the Corporation in respect of warrants exercised by the Subscribers by a deemed price of $16.00 per share.

In November 1999, the Corporation completed a private placement of common stock. The private placement consisted of 1,000,000 common shares at a purchase price of $5.00 per common share. The Corporation paid a 10% finders fee to a finder through the issuance of an additional 100,000 shares at $5.00 per share.

(d) Warrants

(i) Exercised

On December 3, 1999, 616,666 share purchase warrants were exercised by a company controlled by an affiliate at a price of $1.80 (CDN) per share.

During the year ended March 31, 1999, two companies, one owned by a director and one owned by a former director exercised 70,000 share purchase warrants each at a price of $1.00 per share. On December 2, 1998, 516,666 share purchase warrants were exercised by a shareholder at a price of $1.80 (CDN) per share.

(ii) Outstanding

Number	Expiration Date	Price per share $
1,100,000	March 31, 2003	16.00
100,000	March 31, 2003	16.00 (deemed)

9. Common Stock Options

All director, officer and employee options are granted under the Corporation's 1996 Stock Option Plan ("1996 Plan") or the 1998 Stock Incentive Plan ("1998 Plan"), with the exception of 80,000 shares of options granted to a consultant, vesting over a one year period, which were not granted under the 1996 Plan or the 1998 Plan. The exercise price of options granted under the 1996 Plan and the 1998 Plan is 100% of the fair market value on the date the option is granted. Options to directors, officers and employees are normally vested over a three-year period. Options are exercisable for a period of five years from date of grant. Options previously granted will be forfeited upon leaving the employ of the Corporation.

At March 31, 2002 there are options outstanding and exercisable to issue 1,385,000 shares of the Corporation (2001 – 1,373,500). The price of these options ranges from $1.00 to $20.375 and their expiry dates range from January 16, 2003 to September 17, 2006. At March 31, 2002, 3,338,000 common shares were reserved for issuance pursuant to the 1996 Plan and 1998 Plan.

The following table summarizes information about the share options outstanding:

Range $	Total # of Shares	Weighted average exercise price	Weighted average contract life remaining
1.00-3.50	360,000	2.70	1.92
4.00-4.95	421,000	4.38	3.37
7.00-10.00	474,000	7.32	3.17
20.375	130,000	20.38	3.28
	1,385,000	6.45	2.92

Option activity for the three preceding years is as follows:

	2002		2001		2000	
	Shares #	Weighted average exercise price $	Shares #	Weighted average exercise price $	Shares #	Weighted average exercise price $
Options outstanding, beginning of year	1,373,500	6.95	1,090,000	5.13	740,000	2.40
Granted	199,000	4.88	645,000	13.12	1,315,000	5.04
Forfeited	(144,000)	8.88	(78,000)	4.67	(85,000)	3.35
Exercised	(43,500)	1.28	(283,500)	14.61	(880,000)	2.87
Options outstanding, end of year	1,385,000	6.45	1,373,500	6.95	1,090,000	5.13

At the Corporation's Annual General Meeting on September 18, 2000, shareholders approved an increase of the number of shares that may be granted under the 1996 Plan from 2.5 million shares to a total of 3 million shares and the 1998 Plan from 1 million shares to a total of 3 million shares, each to purchase one share of the common stock at a price not less than 100% of the market price at the date of grant.

10. Non-Cash Investing and Financing Activities

	2002	2001	2000
	$	$	$
Acquisition of capital assets under capital lease	167,526	632,687	45,929
Issuance of 251,574 shares of common stock – acquisitions	–	4,907,500	–
Issuance of 233,317 shares of common stock – acquisition	–	–	1,709,246
Return to treasury 466,820 shares of common stock	–	(466,820)	–
	167,526	5,073,367	1,755,175

11. Employment Benefit Plan

The Corporation has a defined contribution 401 (k) plan (the "Plan") for eligible employees. The Plan requires that the Corporation match 50% of eligible employees' contributions, up to 6% of their compensation. The Corporation recorded matching contribution expenses for the years ended March 31, 2002, 2001 and 2000 of $55,455, $81,698 and $10,394 respectively.

12. Income Taxes

At March 31, 2002, the Corporation has Canadian non-capital loss carry-forwards for income tax purposes of approximately $6,914,000 and U.S. federal net operating loss carry-forwards of $14,531,000. Due to Canadian and US tax "change of ownership" rules, the loss carry-forwards are restricted in their use. None of these tax benefits have been recognized in the financial statements and expire as follows:

	$
2003	651,000
2004	483,000
2005	388,000
2006	275,000
2007	3,773,000
2008	254,000
2009-2022	15,621,000

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liability for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Corporation's future tax assets as of March 31, 2002 are as follows:

	2002 $
Future tax assets:	
Capital cost allowance in excess of book depreciation	78,000
Book amortization in excess of cumulative eligible capital deductions	(60,000)
Book amortization in excess of Goodwill deductions for tax	(1,207,000)
Canadian non-capital loss carry-forwards	2,998,000
US federal net operating loss carry-forwards	5,467,000
Total future tax assets	7,276,000
Valuation allowance for future tax assets	(7,276,000)
Net future tax assets	–

The potential income tax benefits related to these future tax assets have not been recognized in the accounts as their realization did not meet the requirements of "more likely than not" under the liability method of tax allocation. Accordingly, no future tax assets have been recognized in the financial statements as at March 31, 2002.

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 43.37% statutory tax rate, at March 31, 2002 is:

	2002 $
Income taxes at statutory rates	(2,272,000)
Amortization of goodwill in excess of allowable deductions for tax	189,000
Amortization in excess of capital cost allowance for tax	4,000
Effect of US tax rates	331,000
Canadian non-capital losses not used	553,000
Non-capital losses not used	1,195,000
	–

13. Industry and Geographic Segments

Financial Payment Processing Operations, U.S.	2002	2001	2000
	$	$	$
Revenue (excluding intercompany sales)	9,073,346	9,880,123	2,877,129
Revenue major customers (Note 2)	5,239,599	5,480,127	1,932,053
Segment operating loss	(3,897,164)	(3,211,283)	(1,360,937)
Total assets	14,683,910	18,222,594	11,115,434

Residential Real Estate Operations, U.S.	2002	2001	2000
	$	$	$
Revenue (excluding intercompany sales)	187,308	191,235	168,316
Segment operating loss	(56,794)	(373,029)	(178,291)
Total assets	1,637,660	1,643,506	1,520,488

Administrative Operations, Canada	2002	2000	2000
	$	$	$
Revenue (excluding intercompany sales)	7,500	–	–
Segment operating loss	(1,284,509)	(1,629,383)	(808,271)
Total assets	4,597,168	7,444,411	11,101,659

The Corporation employs a large amount of financial and managerial resources relating to its Financial Payment Processing Operations. The Financial Payment Processing Operations involve electronic check authorization, electronic check conversion (ECC) and primary and secondary check collection including electronic check re-presentment (RCK). Administrative Operations is the corporate administration of the Corporation's headquarters. Residential Real Estate Operations involve the development and sale of residential real estate lots and homes in the United States. There were no inter-segment sales.

14. Commitments and Contingencies

(a) Effective August 22, 2000, the Corporation, Mr. Hills and MARK Technologies, Inc. ("MARK") reached a settlement with respect to the Corporation's legal action commenced March 10, 1999 and other claims against Mr. Hills and MARK. Pursuant to the terms of the settlement, the Corporation paid additional consideration of $2.5 million for the software and U.S. Patent No. 5,484,988 or any continuations, divisions, reissues or additional patent applications for all or any part thereof (the "Patent") acquired from MARK and Mr. Hills, in the year ended March 31, 2001. In addition, in exchange for relief of its obligation to issue to the defendants 1,828,560 earn-out shares pursuant to certain agreements, 466,820 shares of the Corporation's common stock with a value of $466,820 held in escrow were canceled and returned to the Corporation in the year ended March 31, 2001. The settlement does not affect the rights to earn-out shares of shareholders of Mark Technologies, Inc., other than Mr. Hills (See Note 14 (b)). Additionally, $350,000 of the $2.5 million cash settlement was withheld for the purpose of defending or pursuing other legal claims regarding ownership, license or infringement of certain intellectual property of the Corporation including the Patent, against persons other than Mr. Hills who may claim rights directly or indirectly from Mr. Hills, including the claims asserted by Global Transaction Systems, LLC ("Global"). As of the year ended March 31, 2002, the Corporation had incurred and deducted $350,000 (2001-$313,071) for litigation expenses.

(b) Pursuant to certain agreements dated March 11, 1998 regarding the Corporation's acquisition of the assets of ChequeMARK Technologies Corp. (the "Asset Purchase Agreement") and U.S. Patent No. 5,484,988 or any continuations, divisions, reissues or additional patent applications for all or any part thereof (the "Patent Purchase Agreement"), the Corporation committed to issue to the vendors up to a maximum of 1,971,440 common shares (original commitment of 3,800,000 earn-out shares less Mr. Hills and Mr. Hills portion of any earn-out shares issuable to MARK), subject to a defined earn-out formula (one common share for each $7.50 in pre-tax net income generated by the asset purchased), for the period up to August 2003. No common shares were earned during the year ended March 31, 2002.

(c) On December 14, 2000, the Corporation received a complaint filed by Todd H. Moore ("Moore") against the Corporation in the 150th District Court, Bexar County, Texas. Moore is seeking an order directing the Corporation to deliver an option to purchase 250,000 shares of the Corporation's common stock at $1.50 per share, or, alternatively, damages of $10 million, and certain other relief. Moore alleges that the Corporation retained him in 1998 to assist in raising media exposure of the Corporation and that as compensation for such services Moore was to receive the stock option. In December 1999, Moore filed a similar suit against the Corporation in the United States District Court, Western District of Washington, alleging substantially the same facts as those set forth above. The original suit was dismissed with prejudice on June 5, 2000. Moore filed a motion with the court in Washington to attempt to have

the dismissal in the prior suit changed to a dismissal without prejudice, this motion was granted by the court in February 2001. The Corporation believes this suit is without merit and intends to defend this action vigorously. At March 31, 2002, no amount has been accrued on this matter.

(d) During 1993 the Corporation issued 316,667 common shares to settle debt to former owners of Wildwood Estates. 266,669 of the shares were held under a voluntary pooling agreement. As of March 31, 2000, 14,167 shares had been released. On February 24, 2001, the Corporation entered into a settlement agreement regarding the lawsuit that commenced during fiscal year 2001, by the former owners of the Wildwood Estates property concerning their claims for the release of the remaining 252,502 shares of the Corporation's common stock being held under this voluntary pooling agreement. Pursuant to the terms of the settlement agreement, the Corporation allowed the release of 126,251 shares from escrow and paid $150,000 towards costs. The agreement also calls for the remaining 126,251 shares to remain in escrow until the property is sold in its entirety or until November 30, 2002, whichever occurs first.

The Corporation is a party to additional ordinary litigation incidental to its business, none of which is expected to have a material adverse effect on results of operations, financial position or liquidity of the Corporation.

(e) Operating lease obligations

Future minimum lease payments for obligations under operating leases, including premises, are as follows:

	$
2003	435,081
2004	210,376
2005	147,517
2006	41,129
	834,103

The Corporation's rent expense totaled $410,001 in 2002, $377,264 in 2001, and $231,177 in 2000.

15. Related Party Transactions

During the year, the Corporation entered into the following transactions with related parties:

(a) A subsidiary of the Corporation leases office facilities from a company controlled by a former director of the subsidiary. The lease term originally expired in March 2002. However, on April 30, 2001 the lease was extended for thirty-three months, ending on December 31, 2004. Total lease expenses paid to this related party for the year ended March 31, 2002 were $45,000 (2001 - $45,000 and 2000 - $11,250).

16. Subsequent Events

Subsequent to year-end, a subsidiary of the Corporation granted a personal, non-exclusive, non-transferable, limited sub-license to Global eTelecom, Inc. under the Corporation's intellectual property estate regarding the processing of electronic check transactions. Global eTelecom agreed to pay the subsidiary an up-front license fee and a running royalty fee based upon each electronic check transaction processed.

17. Reconciliation of Canadian to United States Generally Accepted Accounting Principals

These financial statements are prepared using Canadian generally accepted accounting principles ("CDN GAAP"), which do not differ materially from United States generally accepted accounting principles ("U.S. GAAP") with respect to the accounting policies and disclosures in these financial statements except as set out below:

(a) Under U.S. GAAP, merchant contract costs, which have been deferred in the accounts, would be recorded as operating expenses.

(b) Under U.S. GAAP, foreign currency translation adjustments resulting from translation of financial statement amounts would be recorded as a separate component of shareholders' equity and other comprehensive income. This difference did not have a material effect on the financial statements for the periods presented.

(c) Under U.S. GAAP, the Corporation could not effect the reduction in deficit of $22,901,744 by reducing the stated capital of the shares of the Corporation's common stock.

Adjustments under U.S. GAAP result in changes to the Consolidated Statements of Operations of the Corporation as follows:

Year ended March 31	2002	2001	2000
	$	$	$
Net loss - CDN GAAP	(5,238,466)	(5,213,695)	(2,347,499)
U.S. GAAP adjustments:			
Add: amortization merchant contract costs (a)	–	–	127,166
Merchant contract costs expensed (a)	–	–	(8,893)
Net loss - U.S. GAAP	(5,238,466)	(5,213,695)	(2,229,226)
Loss per share - U.S. GAAP			
Basic	(0.27)	(0.34)	(0.18)
Diluted	(0.27)	(0.34)	(0.18)

There are no adjustments under U.S. GAAP that resulted in changes to the Consolidated Balance Sheet of the Corporation.

(d) The following pro forma information presents net loss and loss per share for 2002, 2001, and 2000 had the fair value method of SFAS No. 123 been used to measure compensation cost for stock compensation plans. For purposes of these pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. These amounts have not been reflected in our Consolidated Statements of Operations.

The weighted average fair value of options granted in 2002, 2001 and 2000 was $4.25, $11.12 and $4.39 respectively. Fair values of options are estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions for 2002, 2001, and 2000: Risk free interest rate of 6% for each year; expected volatility of 60%, 90% and 80% respectively ; an expected life of the options of 5 years; and no dividend yields.

Year ended March 31	2002	2001	2000
	$	$	$
Net loss available to common shareholders:			
As reported	(5,238,466)	(5,667,482)	(2,347,499)
Pro forma	(9,503,207)	(9,510,547)	(3,761,191)
Basic and diluted loss per common share:			
As reported	(0.27)	(0.34)	(0.19)
Pro forma	(0.49)	(0.57)	(0.31)

LML Payment Systems Inc. Market for Registrant's Common Equity and Related Stockholder Security Matters

Our common stock is traded on the Nasdaq Stock Market's SmallCap Market, which is the principal market for our common stock, and trades under the symbol "LMLP". Our common stock is neither listed nor traded on any foreign trading market. The following table sets forth the range of high and low prices for our common stock during the fiscal periods indicated. The prices set forth below represent quotations between dealers and do not include retail markups, markdowns or commissions and may not represent actual transactions.

		2002		2001
	High	Low	High	Low
FISCAL YEAR ENDED MARCH 31	$	$	$	$
1st Quarter	5.75	3.50	32.75	10.00
2nd Quarter	5.30	3.75	20.75	4.13
3rd Quarter	5.23	3.12	8.25	3.38
4th Quarter	12.10	3.37	7.94	3.51

The prices set forth above are not necessarily indicative of liquidity of the trading market. Trading in our common stock is limited and sporadic.

Our common stock price is volatile.

The market price of our common stock has been volatile in the past and may change rapidly in the future. The following factors, among others, may cause significant volatility in our stock price:

- Actual or anticipated fluctuations in our operating results;
- Announcements by us, our competitors or our customers;
- Announcements of the introduction of new or enhanced products and services by us or our competitors;
- Announcements of joint development efforts or corporate partnerships in the electronic commerce market;
- Market conditions in the banking, telecommunications, technology and other emerging growth sectors;
- Rumors relating to our competitors or us; and
- General market or economic conditions.

In addition, the U.S. stock markets have experienced significant price and volume fluctuations, which have particularly affected the trading price of equity securities of many technology companies.

Holders of Common Stock

As of June 3, 2002, there were approximately 394 record holders of our common stock, with 19,451,061 shares outstanding. The number of holders of record is based on the actual number of holders registered on the books of our transfer agent and does not reflect holders of shares in "street name" or persons, partnerships, associations, corporations or other entities identified in security position listings maintained by depository trust companies.

Dividend Policy

We have not paid any dividends on our common stock in the past and have no current plan to pay dividends in the future. We intend to devote all funds to the operation of our businesses.

Canadian Federal Tax Considerations

General

There are no foreign or currency controls in Canada, and there are no exchange restrictions on borrowing from abroad, on the repatriation of capital, or the ability to remit dividends, profits, interests, royalties, or other payments to non-resident holders of our common stock. However, any such remittance to a resident of the United States is subject to a reduced withholding tax pursuant to various Articles of the Canada-United States Income Tax Convention, 1980 (the "Treaty") between Canada and the United States.

Dividends

Generally, dividends that are paid or credited by Canadian corporations to non-resident shareholders are subject to a nonresident tax of 25%. However, the Treaty provides that dividends paid by a Canadian corporation to a corporation resident of the United States with no permanent establishment in Canada, which owns at least 10% of our voting stock paying the dividend, are subject to the Canadian non-resident withholding tax of 5%. In all other cases, when a dividend is paid by a Canadian corporation to the beneficial owner resident in the United States, the Canadian non-resident withholding tax is 15% of the amount of the dividend.

The reduced withholding tax rates do not apply if the beneficial owner of the shares carries on business through a permanent establishment in Canada and the stock holding in respect of which the dividends are paid is effectively connected with such permanent establishment. In such a case, the dividends are taxable in Canada as general business profits at rates that may exceed the 5% or 15% rates applicable to dividends that are not effectively connected with a Canadian permanent establishment.

The Treaty permits Canada to apply its domestic law rules for differentiating dividends from interest and other disbursements. Stock dividends are subject to the normal Canadian non-resident withholding tax rules on the amount of the dividend. The amount of a stock dividend is equal to the increase in our paid-up capital by virtue of the dividend.

Interest

Generally, interest paid or credited to a non-resident is subject to a 25% Canadian withholding tax. If, at a time when interest has accrued but is not yet payable, the holder of the debt transfers it to a Canadian resident or, in certain circumstances, a non-resident who carries on business in Canada, part of the proceeds of the disposition may be considered to be interest for Canadian income tax purposes. Under the Treaty, the rate of withholding tax on interest paid to a United States resident is 10%. For Treaty purposes, interest means interest as defined by domestic Canadian income tax rules. The withholding tax applies to the gross amount of the interest payment.

Capital Gains

Non-residents are subject to Canadian income tax on dispositions of "taxable Canadian property." Taxable Canadian property includes shares of a publicly traded Canadian corporation if, at any time during the preceding five years, the non-resident and persons with whom the non-resident did not deal at arm's length owned at least 25% of the issued and outstanding shares of any class of stock.

The applicable tax rate on capital gains realized by a non-resident is 18.06% for corporations and 21.46% for individuals. Under the Treaty, capital gains realized by a United States resident on the disposition of shares of a Canadian corporation are exempt from Canadian income tax, unless (i) the value of the shares is derived principally from Canadian real property, or (ii) the shares are effectively connected with a permanent Canadian establishment of such non-resident, the capital gains are attributable to such permanent establishment, and the gains are realized not later than twelve months after the termination of such permanent establishment.

Equity Compensation Plan Information

The following table provides information as of March 31, 2002 about our common stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans, including the 1996 Stock Option Plan and the 1998 Stock Incentive Plan:

	(A)	(B)	(C)
PLAN CATEGORY	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A))
Equity compensation plans approved by security holders[1]	1,305,000	$6.40	3,338,000
Equity compensation plans not approved by security holders[2]	80,000	$7.21875	–
Total	1,385,000	–	3,338,000

1 These plans consist of: (i) the 1996 Stock Option Plan, (ii) the 1998 Stock Incentive Plan.

2 These plans consist of 80,000 options granted to a consultant pursuant to the terms of a consulting agreement dated November 30, 1999, vesting over a period of 1 year, expiring on November 30, 2005.

LML Payment Systems Inc. Quantitative and Qualitative Disclosures about Market Risks

We are exposed to market risk from changes in marketable securities (which consist of money market and commercial paper). At March 31, 2002, our marketable securities were recorded at a fair value of approximately $3.1 million, with an overall weighted average return of 1.6% and an overall weighted average life of less than three months. Our marketable securities have exposure to price risk, which is estimated as the potential loss in fair value due to a hypothetical change of 50 basis points (9% of our overall average return on marketable securities) in quoted market prices. This hypothetical change would have an immaterial effect on the recorded value of the marketable securities.

We are not exposed to material future earnings or cash flow fluctuations from changes in interest rates on long-term debt since 100% of our long-term debt is at a fixed rate as of March 31, 2002. The fair value of our debt approximates its carrying value. To date, we have not entered into any derivative financial instruments to manage interest rate risk and are currently not evaluating the future use of any such financial instruments.

We have immaterial exposure to foreign currency transaction gains or losses. To date, we have not entered into any derivative financial instrument to manage foreign currency risk and are currently not evaluating the future use of any such financial instruments.

Safe Harbour Statement

All statements other than statements of historical fact contained herein are forward-looking statements. Forward-looking statements generally are accompanied by words such as "anticipate," "believe," "project," "potential" or "expect" or similar statements. The forward-looking statements were prepared on the basis of certain assumptions which relate, among other things, to the demand for and cost of marketing our services, the volume and total value of transactions processed by merchants utilizing our services, the technological adaptation of electronic check conversion end-users, the renewal of material contracts in our business, our ability to anticipate and respond to technological changes, particularly with respect to financial payments and e-commerce, in a highly competitive industry characterized by rapid technological change and rapid rates of product obsolescence, our ability to develop and market new product enhancements and new products and services that respond to technological change or evolving industry standards, no unanticipated developments relating to previously disclosed lawsuits against us, and the cost of protecting our intellectual property. Even if the assumptions on which the forward-looking statements are based prove accurate and appropriate, the actual results of our operations in the future may vary widely due to technological change, increased competition, additional government regulation or intervention in the industry, general economic conditions, other risks described in our filings with the Securities and Exchange Commission and other factors not yet known or anticipated. Accordingly, the actual results of our operations in the future may vary widely from the forward-looking statements included herein. All forward-looking statements included herein are expressly qualified in their entirety by the cautionary statements in this paragraph.